SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                          Coram Healthcare Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock (par value $0.001 per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    218103109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Barbara Sherman, Esq.
                              Goldman, Sachs & Co.
                                 85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                  June 30, 1998
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------------------
CUSIP NO. 21810310
--------------------
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Goldman Sachs Credit Partners, L.P.
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)  [  ]
                                                                (b)  [  ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      OO  [See Item 3.]
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                     [ ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Bermuda
--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
  NUMBER OF                   0
    SHARES          ------------------------------------------------------------
BENEFICIALLY        8.   SHARED VOTING POWER
  OWNED BY                    13,320,844
    EACH            ------------------------------------------------------------
 REPORTING          9.   SOLE DISPOSITIVE POWER
   PERSON                     0
    WITH            ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
                              13,320,844
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
             13,320,844
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                     [  ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.4%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 21810310
--------------------

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Goldman Sachs Global Holdings L.L.C.
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                          (a)  [  ]
                                                          (b)  [  ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      OO  [See Item 3.]
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                [  ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                    7.    SOLE VOTING POWER
   NUMBER OF                   0
    SHARES          ------------------------------------------------------------
BENEFICIALLY        8.    SHARED VOTING POWER
  OWNED BY                     13,320,844
    EACH            ------------------------------------------------------------
 REPORTING          9.    SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH            ------------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER
                               13,320,844
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
            13,320,844
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                [  ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.4%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      OO
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 21810310
--------------------
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Goldman Sachs Group, L.P.
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                           (a)  [  ]
                                                           (b)  [  ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      AF - OO  [See Item 3.]
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                [  ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER
  NUMBER OF                  0
   SHARES          -------------------------------------------------------------
BENEFICIALLY       8.   SHARED VOTING POWER
  OWNED BY                   13,499,850
    EACH           -------------------------------------------------------------
 REPORTING         9.   SOLE DISPOSITIVE POWER
   PERSON                    0
    WITH           -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                             13,499,850
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      13,499,850
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                    [  ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.7%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      HC-PN
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 297025108
--------------------
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Goldman, Sachs & Co.
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a)  [  ]
                                                             (b)  [  ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      AF  - OO
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                   [ X ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER
  NUMBER OF                 0
   SHARES         --------------------------------------------------------------
BENEFICIALLY      8.   SHARED VOTING POWER
  OWNED BY                  13,499,850
    EACH          --------------------------------------------------------------
 REPORTING        9.   SOLE DISPOSITIVE POWER
   PERSON                   0
    WITH          --------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                            13,499,850
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      13,499,850
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                   [  ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      21.7%

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      BD-PN-IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                          CORAM HEALTHCARE CORPORATION

Item 1.  Security and Issuer.

         This Statement on Schedule 13D relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Coram Healthcare Corporation, a Delaware corporation (the "Company").

         The principal executive offices of the Company are located at 1125 17th Street, Suite 2100, Denver, Colorado, 80202.

Item 2.  Identity and Background.

         This Statement is being filed by Goldman Sachs Credit Partners, L.P. ("GSCP"), Goldman Sachs Global Holdings L.L.C. ("GSGH"), Goldman, Sachs & Co. ("GS&Co."), and The Goldman Sachs Group, L.P. ("GS Group"), together with GSCP, GSGH and GS&Co. the "Filing Persons".1

         As of June 30, 1998, GSCP owned (i) $52,837,117.31 principal amount of Series A Subordinated Notes due 2000 (the "Subordinated Notes") and $30,970,375.22 principal amount of Series B Convertible Subordinated Notes due 2008 (the "Convertible Notes") directly and (ii) $15,341,104.08 principal amount of Subordinated Notes and $8,992,158.80 principal amount of Convertible Notes subject to a Risk Participation Agreement (described under Item 3 below). The Convertible Notes are held directly and indirectly by GSCP and are convertible into 13,320,844 shares of Common Stock of the Company (representing 21.4% of the Common Stock outstanding), subject to certain antidilution adjustments.

         As of June 30, 1998, GS&Co. owned warrants giving GS&Co. the right to acquire 178,427 shares (subject to antidilution and other adjustments) of Common Stock of the Company (the "Warrant Shares") exercisable on or before October 13, 2000 at the exercise price of an amount equal to the par value of such Warrant Share (i.e., $0.001 per share).

         As of June 30, 1998, GS&Co. and GS Group beneficially own 579 shares of Common Stock of the Company held in client accounts with respect to which GS&Co. or employees of GS&Co. have voting or investment discretion, or both ("Managed


---------------

1 Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934 or that the Filing Persons constitute a "group" for any purpose.

Accounts"). GS&Co. and GS Group each disclaims beneficial ownership of shares of Common Stock held in Managed Accounts.

         GSCP, a Bermuda limited partnership, was formed for the purpose of providing bank debt financing and trading and investing in bank loans, trade claims and other loans and loan instruments. GSGH, a Delaware limited liability company, is the sole general partner of GSCP. The managing member of GSGH is GS Group. The principal business address of GSCP is Conyers, Dill & Pearman, Church Street, Hamilton HM CX, Bermuda. The principal business address of GSGH is 85 Broad Street, New York, NY 10004.

         GS&Co., a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. GS Group, one of the general partners of GS&Co., owns a 99% interest in GS&Co. GS Group is a Delaware limited partnership and holding partnership that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. The other general partner of GS&Co. is The Goldman Sachs & Co. L.L.C., a Delaware limited liability company ("GS L.L.C."), which is a wholly-owned subsidiary of GS Group and The Goldman Sachs Corporation, a Delaware corporation ("GS Corp."). GS Corp. is the sole general partner of GS Group. The principal business address of each of GS&Co., GS Group, GS L.L.C. and GS Corp. is 85 Broad Street, New York, NY 10004.

         The name, business address, present principal occupation or employment and citizenship of each director of GS Corp. and GS L.L.C. and of each member of the executive committees of GS Corp., GS L.L.C., GS&Co. and GS Group are set forth in Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and each executive officer of GSCP and GSGH are set forth in
Schedule II hereto and are incorporated herein by reference.

         During the last five years, none of the Filing Persons, or, to the knowledge of each of the Filing Persons, any of the persons listed on Schedule I or II hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Schedule III to this Schedule 13D, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         In April 1997, GSCP and certain other parties, collectively the "Noteholders," became parties to a Securities Purchase Agreement, dated April 6, 1995, with Coram Inc., a Delaware corporation ("Coram"), and the Company, as amended and supplemented by letter agreements dated October 13, 1995, March 31, 1996, March 28, 1997 and March 29, 1998 pursuant to which GSCP acquired $68,883,070 principal amount of senior subordinated increasing rate notes of Coram (the "Subordinated Rollover Notes") and approximately 1,269,500 warrants issued by the Company to the Noteholders pursuant to the Warrant Agreement dated April 6, 1995 between the Company and Coram Funding, Inc. (the "Warrants").

         On April 22, 1997 GSCP entered, as the risk participant, into the Risk Participation Agreement dated as of April 22, 1997 (the "Risk Participation Agreement") with Cerberus as seller. Through the Risk Participation Agreement GSCP obtained indirect ownership of an additional $20,000,000 principal amount of Subordinated Rollover Notes and approximately 368,596 additional Warrants.

         In order to refinance the Subordinated Rollover Notes and Warrants, the Company, Coram and the Noteholders entered into the Securities Exchange Agreement dated May 6, 1998 (the "Securities Exchange Agreement") pursuant to which the Subordinated Rollover Notes and Warrants were exchanged for $150,000,000 principal amount of Subordinated Notes, $87,922,213 principal amount of Convertible Notes, and $4,300,000 (payable on the earlier of the closing of the transactions under the Senior Loan Agreement described under Item 4 below and 90 days following the closing of the transactions under the Securities Exchange Agreement). The transactions under the Securities Exchange Agreement closed on June 30, 1998. Following the transactions under the Securities Exchange Agreement, GSCP owned (i) $52,837,117.31 principal amount of Subordinated Notes and $30,970,375.22 principal amount of Convertible Notes directly and (ii) $15,341,104.08 principal amount of Subordinated Notes and $8,992,158.80 principal amount of Convertible Notes subject to the Risk Participation Agreement. The Convertible Notes held directly and indirectly by GSCP entitle GSCP to 13,320,844 shares of Common Stock of the Company (representing 21.4% of the Common Stock outstanding), subject to certain antidilution adjustments.

         As of June 30, 1998, GS&Co. owned warrants giving GS&Co. the right to acquire 178,427 shares (subject to antidilution and other adjustments) of Common Stock of the Company exercisable on or before October 13, 2000 at the exercise price of an amount equal to the par value of such Warrant Share (i.e., $0.001 per share).

         As of June 30, 1998 GS&Co. and GS Group beneficially owned 579 shares of Common Stock of the Company which were held in Managed Accounts and which were acquired in the ordinary course of business. The funds used to purchase shares of Common Stock in Managed Accounts came from client funds.

         None of the persons listed on Schedules I or II hereto has contributed any funds or other consideration towards the purchase of the securities of the Company, except insofar as they may be general or limited partners of the limited partnerships of

GS&Co., GS Group or GSCP and have made capital contributions to such limited partnerships, as the case may be.

Item 4.  Purpose of the Transaction.

         The Convertible Notes and the Subordinated Notes obtained by GSCP pursuant to the Securities Exchange Agreement were acquired in connection with the refinancing of the Subordinated Rollover Notes and Warrants as described above in Item 3. The warrants entitling GS&Co. to 178,427 Warrant Shares were acquired in 1995 by GSCP upon the amendment of a senior loan facility to which GSCP and the Company were party and were transferred by GSCP to GS&Co. The 579 shares of Common Stock beneficially owned by GS&Co. for the Managed Accounts were acquired for investment purposes.

         Each Filing Person expects to evaluate on an ongoing basis the Company's financial condition, business operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Filing Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Filing Person may, subject to the restrictions discussed in Item 6 below and the restrictions contained in the Securities Act of 1933 (the "Securities Act"), at any time and from time to time acquire additional shares of Common Stock or securities convertible or exchangeable for Common Stock in public or private transactions; dispose of shares of Common Stock or other securities in public or private transactions; and/or enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Common Stock or other securities. Any such transactions may be effected at any time and from time to time. To the knowledge of each Filing Person, each of the persons listed on Schedules I, II-A and II-B hereto may make the same evaluation and may reserve the same rights.

         On June 30, 1998 the Company, Coram and the Noteholders entered into Amendment No. 1 and Waiver to the Securities Exchange Agreement. Pursuant to the Securities Exchange Agreement, as amended, the parties agreed to use their best efforts to enter into a senior loan agreement providing for senior secured loans to be used by Coram for acquisitions, working capital, letters of credit, and general corporate requirements in a form approved by the Noteholders (the "Senior Loan Agreement") as soon as practicable following June 30, 1998, and in any event on or prior to September 30, 1998. In connection with such Senior Loan Agreement new warrants to purchase up to 2,000,000 shares of Common Stock of the Company, exercisable at an exercise price of $0.01, will be issued to the Noteholders.

Item 5.  Interest in Securities of the Issuer.

         (a) As of June 30, 1998, the aggregate of shares owned and shares for which there is a right to acquire by GSCP and GS&Co., except for the shares for which GS&Co. and GS Group have disclaimed beneficial ownership, is 13,499,271 shares of Common Stock, representing approximately 21.7% of the shares of Common Stock reported to be outstanding in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1998.

         As of June 30, 1998, GSCP directly owns $30,970,375.22 principal amount of Convertible Notes issued pursuant to the Securities Exchange Agreement and indirectly owns an additional $8,992,158.80 principal amount of Convertible Notes issued pursuant to the Securities Exchange Agreement and held subject to the Risk Participation Agreement. As a result, GSCP beneficially owns 13,320,844 shares of Common Stock, representing approximately 21.4% of the shares of Common Stock reported to be outstanding as of May 12, 1998 (as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (the "Company's 10-Q")).

         As of June 30, 1998, GS&Co. owned warrants giving GS&Co. the right to acquire 178,427 shares (subject to antidilution and other adjustments) of Common Stock of the Company, which upon exercise would represent approximately 0.4% of the total diluted outstanding shares of Common Stock of the Company. In addition, GS&Co. and GS Group may be deemed to own beneficially the 579 shares of Common Stock held in Managed Accounts. GS&Co. and GS Group each disclaims beneficial ownership of these shares of Common Stock held in Managed Accounts.

         None of the Filing Persons beneficially own any shares of Common Stock other than as set forth herein.

         (b) Each Filing Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated in the second through fifth pages of this filing.

         (c) Except as set forth in Item 3 no transactions in the Common Stock were effected by the Filing Persons or, to their knowledge, any of the persons listed on Schedule I or II hereto, during the past 60 days.

         (d) Other than as described in Item 3 with respect to the Risk Participation Agreement and except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in Managed Accounts, no person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         As described in Item 4 above, in Amendment No. 1 and Waiver to the Securities Exchange Agreement, dated June 30, 1998, among the Company, Coram and the Noteholders, the parties agreed to use their best efforts to enter into the Senior Loan Agreement as soon as practicable following June 30, 1998, and in any event on or prior to September 30, 1998. In connection with such Senior Loan Agreement, new warrants to purchase up to 2,000,000 shares of Common Stock of the Company, exercisable at an exercise price of $0.01, will be issued to the Noteholders.

         As of June 30, 1998, GS&Co. owned warrants with respect to the purchase of shares of common stock of a wholly owned subsidiary of the Company.

         On July 13, 1998 the Board of Directors of the Company, pursuant to the Stockholder Rights Agreement dated as of June 25, 1997 (the "Stockholder Rights Agreement"), gave its express written approval to GSCP and its affiliates to acquire an aggregate beneficial ownership up to 25% of the outstanding common stock of the Company as a "Minority Investor" under the Stockholder Rights Agreement.

         Except as described in this Schedule 13D, none of the Filing Persons or, to the knowledge of the Filing Persons, any of the persons listed on
Schedule I or II hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

Item 7.  Material to be filed as Exhibits.

         (1)  Not applicable.

         (2)  Not applicable.

         (3) (a) The Securities Exchange Agreement, incorporated herein by reference from the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1998;

             (b) The Form of Series B Note of the Securities Exchange Agreement, filed as Exhibit 99.1;

             (c) The Amendment No.1 and Waiver to the Securities Exchange Agreement, filed as Exhibit 99.2;

             (d)   The Risk Participation Agreement, filed as Exhibit 99.3;

             (e) The Warrant for the Purchase of Shares of Common Stock dated October 12, 1995, incorporated herein by reference from the Company's Current Report on Form 8-K dated October 24, 1995.

         (4)  Powers of Attorney

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  July 14, 1998
                                  THE GOLDMAN SACHS GROUP, L.P.

                                  By:    /s/ Hans-Linhard Reich
                                         ---------------------------------------
                                  Name:  Hans-Linhard Reich
                                  Title: Attorney-in-fact

                                  GOLDMAN, SACHS & CO.

                                  By:    /s/ Hans-Linhard Reich
                                         ---------------------------------------
                                  Name:  Hans-Linhard Reich
                                  Title: Attorney-in-fact

                                  GOLDMAN SACHS CREDIT
                                  PARTNERS, L.P.

                                  By:    /s/ Hans-Linhard Reich
                                         ---------------------------------------
                                  Name:  Hans-Linhard Reich
                                  Title: Attorney-in-fact

                                  GOLDMAN SACHS GLOBAL
                                  HOLDINGS L.L.C.

                                  By:    /s/ Hans-Linhard Reich
                                         ---------------------------------------
                                  Name:  Hans-Linhard Reich
                                  Title: Attorney-in-fact

                                   SCHEDULE I

         The name of each director and of each member of the executive committee of The Goldman Sachs Corporation and The Goldman, Sachs & Co. L.L.C. and of each member of the executive committee of The Goldman Sachs Group, L.P. and Goldman, Sachs & Co. is set forth below.

         The business address of each person listed below except John L. Thornton is 85 Broad Street, New York, NY 10004. The business address of John L. Thornton is 133 Fleet Street, London EC4A 2BB, England. Each person is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is as a managing director of Goldman, Sachs & Co. or another Goldman Sachs operating entity and as a member of the executive committee.


Jon Z. Corzine

Henry M. Paulson, Jr.

Roy J. Zuckerberg

Robert J. Hurst

John A. Thain

John L. Thornton

                                   SCHEDULE II

         The name, position and present principal occupation of each director and executive officer of Goldman Sachs Global Holdings L.L.C., which is the sole general partner of Goldman Sachs Credit Partners, L.P., are set forth below.

         The business address for all the executive officers and directors listed below is 85 Broad Street, New York, New York 10004.

         All executive officers and directors listed below are United States citizens.


Name                   Position                  Present Principal Occupation
----                   --------                  ----------------------------

Robert J. Katz         Director                  Managing Director of
                                                 Goldman, Sachs & Co.

Esta E. Stecher        Director/Secretary        Managing Director of
                                                 Goldman, Sachs & Co.

David A. Viniar        Director                  Managing Director of
                                                 Goldman, Sachs & Co.

James B. McHugh        Assistant Secretary       Vice President of
                                                 Goldman, Sachs & Co.

                                  SCHEDULE III


         In Securities and Exchange Commission Administrative Proceeding File No. 3-8282 In the Matter of Goldman, Sachs & Co., the Firm, without admitting or denying any of the SEC's allegations, settled administrative proceedings involving alleged books and records and supervisory violations relating to eleven trades of U.S. Treasury securities in the secondary markets in 1985 and 1986. The SEC alleged that the Firm had failed to maintain certain records required pursuant to Section 17(a) of the Exchange Act and had also failed to supervise activities relating to the aforementioned trades in violation of
Section 15(b)(4)(E) of the Exchange Act.

         The Firm was ordered to cease and desist from committing or causing any violation of the aforementioned sections of the Exchange Act, pay a civil money penalty to the SEC in the amount of $250,000 and establish policies and procedures reasonably designed to assure compliance with Section 17(a) of the Exchange Act and Rules 17a-3 and 17a-4 thereunder.